EXHIBIT 99.1

POET Technologies Upsizes Non-Brokered Private Placement

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Jan. 22, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Corporation") (TSXV:PTK, NASDAQ:POET) today announces that, in response to additional interest in its non-brokered private placement previously-announced and described in the Corporation’s news releases of December 11, 2023 and January 16, 2024 (as amended, the "Offering"), the Offering will be upsized. The Offering will now consist of up to 5,100,000 units of the Corporation (the "Units") at a price of C$1.22 (US$0.90) per Unit for aggregate gross proceeds of up to approximately C$6,222,000 million (US$4,590,000 million).

The terms of the Offering are otherwise unchanged from those previously announced. Each Unit will be comprised of one common share in the capital of the Corporation (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional common share of the Corporation (each, a "Warrant Share") at a price of C$1.52 (US$1.12) per Warrant Share for a period of five years following the date of issuance of such Warrant. The net proceeds of the Offering are expected to be used for general corporate purposes, including revenue expansion and the development and production of photonic modules for AI and related markets.

The Offering is subject to regulatory approvals, including final approval of the TSX Venture Exchange. The securities issued pursuant to the Offering will be subject to applicable hold periods, including the typical four month hold period from the date of closing of the Offering.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful absent registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

About POET Technologies Inc.

POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET's Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may be deemed "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) (collectively, the "forward-looking statements"). These forward‐looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including with respect to the expected size of the Offering, the use of proceeds of the Offering, the jurisdictions in which the Units will be offered or sold, the number of Units offered or sold, the ability of the Corporation to close the Offering on terms announced (if at all), the timing and ability of the Corporation to satisfy the customary listing conditions of the TSX Venture Exchange (if at all), management's expectations regarding the success of the Corporation's products (including the photonic modules for AI and related markets), the timing and ability of the Corporation to successfully complete of its development and production efforts (if at all), the capabilities of its operations, the ability of the Corporation to generate revenue from operations (or expand such revenue) (if at all), the focus of the Corporation's operations and future production, is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, industry and general economic conditions as well as other considerations that are believed to be appropriate in the circumstances. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation, and its business.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning the Corporation, see the public disclosure of the Corporation, including the annual report Form 20-F for the year ended December 31, 2022 and most recent management's discussion and analysis, which is available electronically under the Corporation's issuer profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). The forward‐looking statements set forth herein concerning the Corporation reflect management's expectations as at the date of this news release and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.